Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Revised Summary of Proceedings of the 76th Annual General Meeting (‘AGM’) of the Tata Motors Limited (“the Company”) held on July 30, 2021

August 6, 2021, Mumbai: With further reference to our filing dated August 2, 2021, please find reproduced herein below the revised summary of the proceedings of the AGM of the Company as required under Regulation 30, Part A of Schedule III of the SEBI Listing Regulations - Annexure A.

Please note rest of our submission made to the stock exchanges vide our filing dated August 2, 2021 remains unchanged. This is for your information and records.

Annexure A

Summary of proceedings of the 76th Annual General Meeting (‘AGM / Meeting’) of the Company

The 76th Annual General Meeting (“AGM”) of the Members of Tata Motors Limited (“the Company”) was held on Friday, July 30, 2021 at 3:00 p.m. (IST) through two-way Video Conferencing (‘VC’)/Other Audio Visual Means (‘OAVM’). The Company, while conducting the Meeting, adhered to the Ministry of Corporate Affairs (MCA) Circulars, Securities and Exchange Board of India (SEBI) Circulars, and other social distancing norms in view of the outbreak of COVID-19 pandemic.

Mr Hoshang K Sethna, Company Secretary, welcomed the Members to the Meeting and briefed them on certain points relating to the participation at the Meeting through VC.

Mr Natarajan Chandrasekaran, Chairman chaired the Meeting. The requisite quorum being present, the Chairman called the Meeting to order. The Chairman welcomed the Directors (all the directors were present at the meeting) and requested them to introduce themselves to the Members. He also introduced Directors and Senior Management present with him at the common venue. The respective Chairpersons of the Audit Committee, Stakeholders Relationship Committee, Nomination and Remuneration Committee and Corporate Social Responsibility Committee were present at the AGM. The representatives of the Company’s Statutory Auditors and Secretarial Auditors were also present at the Meeting through VC. The Chairman welcomed the Union leaders present at the Meeting and acknowledged their contribution during the year.

The Chairman informed the Members that, the proceedings of the Meeting was video recorded and live streaming was webcast on National Depository System Limited (‘NSDL’) website. The Company has taken all the requisite steps to enable Members to participate and vote on the items being considered at this AGM.

The details of authorized representations received from corporate shareholders were informed to the Members. Since there was no physical attendance of Members and in compliance with the Circulars issued by the MCA and SEBI, the requirement of appointing proxies was not applicable, except for the authorized representatives of corporate shareholders. Further, the Registers as required under the Companies Act, 2013 and other relevant documents mentioned in the Notice were available for inspection in electronic mode.

With the consent of the Members, the Notice of the Meeting and Auditors’ Report for the year ended March 31, 2021 were taken as read.

The Chairman thereafter delivered his opening remarks covering the effect of COVID-19 pandemic on the Company’s performance, summary on Company’s performance in Fiscal 21 and its future positioning. This was followed by a presentation by Mr. P B Balaji, Group Chief Financial Officer on the Company’s consolidated financials, operations and highlights, steps taken for recovering and growth and way forward.

In terms of the Notice dated June 23, 2021 convening the 76th AGM of the Company, the following items of business were transacted at the Meeting:

Item Nos.	Details of the Agenda items	Resolution required
1	To receive, consider and adopt the Audited Financial Statements of the Company for the financial year ended March 31, 2021 together with the Reports of the Board of Directors and the Auditors thereon.	Ordinary
2	To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2021 together with the Report of the Auditors thereon.	Ordinary
3	To appoint a Director in place of Mr N Chandrasekaran (DIN: 00121863) who, retires by rotation and being eligible, offers himself for re-appointment.	Ordinary
4	To appoint Mr. Mitsuhiko Yamashita (DIN: 08871753) as a Director	Ordinary
5	To appoint Mr Thierry Bolloré (DIN: 08935293) as a Director	Ordinary
6	To appoint Mr Kosaraju V Chowdary (DIN: 08485334) as a Director and as an Independent Director	Ordinary
7	To re-appoint Mr Guenter Butschek (DIN: 07427375) as the Chief Executive Officer and Managing Director and to approve payment of remuneration for the period February 15, 2021 to June 30, 2021	Special
8	To appoint Mr Girish Wagh (DIN: 03119361) as a Director	Ordinary
9	To appoint Mr Girish Wagh (DIN: 03119361) as Executive Director and to approve payment of remuneration	Special
10	To approve remuneration to Non-Executive Directors (including Independent Directors)	Ordinary
11	To approve Tata Motors Limited Share-based Long Term Incentive Scheme 2021 and grant of stock options and / or performance share units to the Eligible Employees under the Scheme	Special
12	To approve extending the Tata Motors Share-based Long Term Incentive Scheme 2021 to eligible employees of certain subsidiary companies of the Company.	Special
13	To appoint Brach Auditors	Ordinary
14	To ratify Cost Auditor’s Remuneration	Ordinary

The Chairman then invited the Members to express their views, give suggestions and make enquiries on the operations and financial performance of the Company and related matters. After the Members spoke, the Chairman responded to all their queries.

The Chairman thanked the Members for their continuing support and for attending and participating at the Meeting and requested the Members to continue e-voting for next 15 minutes. The Chairman authorized the Company Secretary to carry out the voting process and declare the voting results of the consolidated voting. After 15 minutes the Company Secretary informed the Members that the consolidated voting results alongwith the scrutinizer’s report will be disseminated through the stock exchanges and also placed on the websites of the Company i.e. www.tatamotors.com, the National Securities Depository Limited www.evoting.nsdl.com not later than two working days from the conclusion of the Meeting.

The Meeting concluded at 5:40 p.m.

The Scrutinizer's Report was received after the conclusion of the Meeting on July 31, 2021 and as set out therein all the said resolutions were declared passed with the requisite majority.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.